UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2023

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issues pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

800-449-6275

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Special Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(3) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-11301, which was qualified by the Commission on February 25, 2021.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” and “our” refer to CNote Group, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2023 and the for the Six Months Ended June 30, 2022

Revenues

During the six months ended June 30, 2023, the Company generated approximately $1,622,000 in revenue compared to $1,357,000 reported in the comparable period in the prior year, due to increases in interest income on loans and deposits and increased fee income, partially offset by decreases in grant-related revenues.

Operating Expenses

During the six months ended June 30, 2023, the Company had operating expenses of approximately $2,979,000 compared to approximately $1,817,000 in the comparable period in the prior year. The largest line items of operating expenses were payroll and payroll taxes as well as legal and other professional services supporting continued business development and expansion.

Liquidity and Capital Resources

The Company has an accumulated deficit at June 30, 2023 of approximately $10,125,000. The Company expects to incur substantial expenses and generate continued operating losses until it generates gross profits sufficient to cover its operating expenses. At June 30, 2023, the Company had cash on hand of approximately $3,725,000, of which $409,394 was restricted grant funds to be used for specific activities, and had approximately $1,500,000 in additional operating funds invested in certificates of deposit.

Sources of Liquidity

As of June 30, 2023, the Company has funded operations primarily through Simple Agreements for Future Equity (“SAFEs”) agreements, convertible promissory notes (“convertible notes”) and issuance of Series Seed Preferred Stock (“Preferred Stock”) in its Series Seed and Series A financings, and has funded its lending activities through investments by accredited and non-accredited investors in CNote Notes. The capital raised has been used to date to develop and maintain the Company’s platform, for marketing and advertising, for expanding operations, to fund legal expenses, and for other general corporate purposes.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of consolidated financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the year ended December 31, 2022 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ended December 31, 2023 or for future periods.

CNote Group, Inc.

Consolidated Financial Statements as of and for the Six-Month Periods Ended June 30, 2023 and June 30, 2022

and as of and for the Year Ended December 31, 2022

Table of Contents

Consolidated Balance Sheets	Page F-2

Consolidated Statements of Operations	Page F-3

Consolidated Statements of Stockholders’ Equity	Page F-4

Consolidated Statements of Cash Flows	Page F-5

Notes to the Consolidated Financial Statements	Page F-6

F-1

CNote Group, Inc.

Consolidated Balance Sheets

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

	June 30, 2023	December 31, 2022

Assets
Cash and cash equivalents	$3,315,533	$4,803,648
Restricted cash (Note 2)	409,394	470,438
Interest-bearing deposits in banks	18,644,894	27,093,489
Accrued interest receivable	1,571,258	1,640,886
Loans held for investment
Loans held for investment at amortized cost	7,997,215	10,817,509
Loans held for investment at fair value	62,366,080	62,407,668
Allowance for loan losses	(79,486)	(108,175)
Net loans held for investment	70,283,809	73,117,002

Other assets	296,788	127,388
Total assets	$94,521,676	$107,252,851

Liabilities and Stockholders' Equity
Notes payable held at amortized cost	$25,255,884	$36,213,386
Notes payable held at fair value	62,366,080	62,407,668
Accrued interest payable	1,653,656	1,273,213
Deferred revenue	166,667	416,667
Other liabilities	246,353	166,129
Total liabilities	89,688,640	100,477,063

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity:
Series seed preferred stock; par value of $0.00001 per share; 19,139,449 shares authorized, issued, and outstanding as of
June 30, 2023 and December 31, 2022 (liquidation preference value of $6,815,740)	191	191
Common stock; par value of $0.00001 per share; 38,000,000 shares authorized; 6,802,864 shares issued and outstanding as of June 30, 2023 and December 31, 2022	68	68
Additional paid in capital	14,957,841	14,903,624
Accumulated deficit	(10,125,064)	(8,128,095)
Total stockholders' equity	4,833,036	6,775,788
Total liabilities and stockholders' equity	$94,521,676	$107,252,851

Reconciliation of cash, cash equivalents, and restricted cash within the Consolidated Balance Sheet and total cash shown in the Statement of Cash Flows:
Cash and cash equivalents	$3,315,533	$4,803,648
Restricted cash	409,394	470,438
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$3,724,927	$5,274,086

See accompanying notes to the consolidated financial statements.

F-2

CNote Group, Inc.

Consolidated Statements of Operations (Unaudited)

For the Six-Month Periods Ended June 30, 2023 and June 30, 2022

	2023	2022

Operating Revenues
Interest income on loans	$962,810	$898,445
Other interest income	212,535	52,708
Total interest income	1,175,345	951,153
Interest expense	667,452	677,042
Net interest income	507,893	274,111
Provision for loan losses	(28,689)	(117,772)
Net interest income after provision for loan losses	536,582	391,883

Other Income
Service fees	196,622	322,350
Grants received	250,000	83,333
Total other income	446,622	405,683
Net revenue	983,204	797,566

Operating Expenses
Salaries and employee benefits	1,582,697	1,023,477
Professional services	815,355	477,992
General and administrative	334,629	195,391
Sales and marketing	245,892	119,907
Total operating expenses	2,978,573	1,816,767

Net operating loss	(1,995,369)	(1,019,201)

Net loss before taxes	(1,995,369)	(1,019,201)

Provision for income taxes	1,600	1,676

Net loss	$(1,996,969)	$(1,020,877)

Weighted average common shares outstanding - basic and diluted	6,802,864	6,770,442
Basic and diluted net loss per share	$(0.29)	$(0.15)

See accompanying notes to the consolidated financial statements.

F-3

CNote Group, Inc.

Consolidated Statements of Stockholders' Equity

For the Six-Month Period Ended June 30, 2023 (unaudited) and for the Year Ended December 31, 2022 (audited)

	Series Seed Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
December 31, 2021 (audited)	10,851,841	$109	6,770,442	$68	$7,762,787	$(5,684,210)	$2,078,754
Issuance of series A preferred stock for cash, net of offering costs	8,287,608	82	-	-	7,105,853	-	7,105,935
Exercise of options to purchase common stock	-	-	32,422	-	4,052	-	4,052
Stock-based compensation	-	-	-	-	30,932	-	30,932
Net loss	-	-	-	-	-	(2,443,885)	(2,443,885)
December 31, 2022 (audited)	19,139,449	191	6,802,864	68	14,903,624	(8,128,095)	6,775,788
Stock-based compensation	-	-	-	-	54,217	-	54,217
Net loss	-	-	-	-	-	(1,996,969)	(1,996,969)
June 30, 2023 (unaudited)	19,139,449	$191	6,802,864	$68	$14,957,841	$(10,125,064)	$4,833,036

See accompanying notes to the consolidated financial statements.

F-4

CNote Group, Inc.

Consolidated Statements of Cash Flows (Unaudited)

For the Six-Month Periods Ended June 30, 2023 and June 30, 2022

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,996,969)	$(1,020,877)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	54,217	7,131
Provision (reduction) for loan losses	(28,689)	(117,772)
Changes in operating assets and liabilities:	-
Accrued interest receivable	74,928	(230,590)
Other assets	(174,702)	(47,960)
Other liabilities	80,227	(136,708)
Deferred revenues	(250,000)	360,315
Accrued interest payable	380,443	457,151
Net cash used in operating activities	(1,860,545)	(729,310)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net repayment of (lendings under) loans receivable	2,861,882	(11,038,801)
Net liquidation of interest-bearing accounts	8,448,595	9,883,908
Net cash provided by (used in) investing activities	11,310,477	(1,154,893)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on (repayment of) notes payable	(10,999,091)	273,718
Net cash provided by (used in) financing activities	(10,999,091)	273,718
Decrease in cash, cash equivalents, and restricted cash	(1,549,159)	(1,610,485)
Cash, cash equivalents, and restricted cash, beginning balance	5,274,086	3,719,438
Cash, cash equivalents, and restricted cash, ending balance	$3,724,927	$2,108,953

Supplemental disclosures of cash flow information:
Cash paid for interest	$794,902	$219,891
Cash paid for income taxes	$1,600	$1,676

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$3,315,533	$4,803,648
Restricted cash	409,394	470,438
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$3,724,927	$5,274,086

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CNote Group, Inc. is a women-led business on a mission to close the wealth gap through financial innovation. Using the power of technology and a community-first framework, CNote enables individuals and institutions to efficiently invest locally at scale in fixed income and deposit solutions that advance economic equality, financial inclusion, racial justice, gender equity, and climate change initiatives. With the aim of closing the wealth gap, CNote’s fixed income and depository solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities across the United States, through relationships with community finance organizations (“CFOs”), primarily Community Development Financial Institutions certified by the U.S. Department of the Treasury’s CDFI Fund (“CDFIs”). CFOs, including CDFIs, raise capital from a variety of sources, including but not limited to financial institutions, government agencies, religious institutions, foundations, and individuals, but rely primarily on institutional investors such as banks and foundations. The Company believes there is an opportunity for individual investors to support these vital community lenders.

Our business has two principal components:

· Lending Business: We lend money directly to CFOs, using the capital we raise from investors. The Company makes a profit on the difference between the interest it charges to CFO borrowers and the interest it pays to investors.

· Depository Business: We provide proprietary data about CFOs to clients, which rely on our data to open interest-bearing accounts at CFOs. The Company earns fees for providing this service.

F-6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents and Restricted Cash

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

At June 30, 2023, the Company held $409,394 in cash received as grant funds, to be used for activities in support of the grant’s stated goals. This cash is reported on the balance sheet as restricted.

Interest-bearing Deposits in Banks

In connection with its cash management products, the Company facilitates the creation of interest-bearing deposit accounts for the benefit of its clients in community finance depository institutions located in the United States of America. Deposits include certificates of deposits with terms of 6 to 24 months at fixed rates of interest and money market accounts with variable rates of interest. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000.  At times, the Company may maintain balances in excess of the insured limits. In the normal course of business, the Company expects to hold such instruments to maturity.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023 and December 31, 2022. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include loans receivable and notes payable and interest receivable and payable.

Effective July 1, 2020, the Company adopted fair value presentation for payment-dependent notes issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. See Note 4.

F-7

The following tables present the fair value hierarchy for assets and liabilities measured at fair value at June 30, 2023 and December 31, 2022:

June 30, 2023 (unaudited)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$62,366,080	$62,366,080
Total assets	$-	$-	$62,366,080	$62,366,080
Liabilities:
Notes payable	$-	$-	$62,366,080	$62,366,080
Total liabilities	$-	$-	$62,366,080	$62,366,080

December 31, 2022 (audited)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$62,407,668	$62,407,668
Total assets	$-	$-	$62,407,668	$62,407,668
Liabilities:
Notes payable	$-	$-	$62,407,668	$62,407,668
Total liabilities	$-	$-	$62,407,668	$62,407,668

The following tables present additional information about Level 3 assets and liabilities measured at fair value at June 30, 2023 and December 31, 2022:

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2021 (audited)	39,187,134	(783,743)	38,403,391
Change in loan loss reserve estimate (see below)	-	391,872	391,872
Loan originations	26,284,277	(262,845)	26,021,432
Principal payments and retirements	(2,433,361)	24,334	(2,409,027)
Balance at December 31, 2022 (audited)	63,038,050	(630,382)	62,407,668
Loan originations	7,701,724	(77,105)	7,624,619
Principal payments and retirements	(7,743,733)	77,526	(7,666,207)
Balance at June 30, 2023 (unaudited)	$62,996,041	$(629,961)	$62,366,080

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2021 (audited)	39,187,134	(783,743)	38,403,391
Change in loan loss reserve estimate (see below)	-	391,872	391,872
Notes payable issued	26,284,277	(262,845)	26,021,432
Principal payments and retirements	(2,433,361)	24,334	(2,409,027)
Balance at December 31, 2022 (audited)	63,038,050	(630,382)	62,407,668
Notes payable issued	7,701,724	(77,105)	7,624,619
Principal payments and retirements	(7,743,733)	77,526	(7,666,207)
Balance at June 30, 2023 (unaudited)	$62,996,041	$(629,961)	$62,366,080

Loans Receivable and Related Notes Payable

Management expects that the terms of the Company’s loans held for investment and the notes payable used to fund the loans held for investment typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30-month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans held for investment and related notes payable can be due on demand within one year.

F-8

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The Company begins amortization of these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company amortized the initial release of the software based on the in-service date over 36 months on a straight-line basis. No software development costs for not yet released programs and applications met the criteria for capitalization in the periods ended June 30, 2023 and December 31, 2022. Amortization of capitalized software development costs recorded to expense was $0 for the six months ended June 30, 2023 and 2022. Accumulated amortization as of June 30, 2023 and December 31, 2022 was $231,366.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. See Note 7.

Revenue Recognition and Cost of Revenues

CNote deploys capital from individuals and institutions to CFOs. The Company earns interest on its loan deployments, which are a significant source of its revenues. All such deployments are governed by signed contracts between the Company on the one hand and CFOs on the other hand. Interest income is recorded based on the terms of the master promissory agreement with each CFOs or the terms of Money Market or Certificate of Deposit agreements with depository institutions. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote aggregates money from individuals and institutions through its online platform. The Company must pay interest on the capital to its clients. All such loans are governed by signed contracts between the Company and investors. The interest, which accrues according to the agreements’ governing terms of the loans from clients, constitutes the major portion of the Company’s direct cost of interest income. Other direct costs of interest income include the provision for loan loss reserve.

CNote also generates fees from consulting work performed on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting social justice. This consulting work leverages CNote’s knowledge, expertise and technology in identifying and underwriting CFOs as well as monitoring and reporting on their financial and impact performance. For corporate or institutional clients that invest in CFOs directly, CNote’s internal CFO underwriting and monitoring technology can be customized to fit their needs. Revenue for these activities is recognized over the period in which the work is performed and is deferred until recognizable.

CNote earns servicing fees on clients’ cash deposited into CFOs via CNote’s proprietary technology. These fees are accrued in accordance with signed agreements between the Company and its clients, and in accordance with those agreements are deducted from earnings disbursed to clients, or paid by clients via invoice.

From time to time, CNote receives grants from foundations and other institutions. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied and defers revenue which has not yet met the conditions for recognition. For grants that specify a service period or service requirements, including research studies or similar activities, revenues are recognized over the term of the arrangement as the underlying services are performed.

Loan Loss Reserve

The Company establishes a reserve for potential losses to loans extended to CFOs, other than those funded by payment-dependent notes and measured at fair value. The amount of the loan loss reserve is determined based on industry norms and trends, as well as the Company’s historical experience. Since commencing operations, the Company has not experienced any delinquencies or charge-offs of loans to CFOs. From inception through June 30, 2022, the Company established the reserve at two percent of principal. Based upon changes in overall industry rates for similar loans, and on the Company’s historical experience, the reserve rate was revised to one percent effective July 1, 2022.

Other than adjustments for changes in estimates, reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

F-9

The Company uses fair value presentation for payment-dependent notes issued under Regulation D. The Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. The amount recognized in expense by the Company as provision for loan losses is reduced by the portion of the loan loss reserve recorded against such notes. See Note 4.

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2023 and December 31, 2022, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the six months ended June 30, 2023 and 2022 as they are anti-dilutive. The Common Stock equivalents excluded from diluted loss per share total 26,409,409 and 14,124,699 share equivalents for the six months ended June 30, 2023 and 2022, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CFOs. For example, as of June 30, 2023, CNote has loans outstanding to 36 CFOs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CFO borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CFO borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc. and its wholly-owned subsidiary, CNote Lending, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

NOTE 3 – LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CFOs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CFO borrowers.

As of June 30, 2023, the Company has outstanding loans and interest receivable from 36 CFO borrowers in the gross carrying amount of approximately $72,556,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.5% per annum. The loans typically mature in 30 to 60 months and may be prepaid by the borrower at any time without penalty. For loans with 30 month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of investor note holders as disclosed in Note 4.

During the six months ended June 30, 2023 and 2022, respectively, the Company was repaid approximately $9,972,000 and $6,604,000 on the principal of loans receivable which were used to repay notes payable.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve totaled $79,486 and $108,175 as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023 and December 31, 2022, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the six months ended June 30, 2023 and the year ended December 31, 2022.

F-10

The table below summarizes the changes in the allowance for credit losses for the six months ended June 30, 2023 and the year ended December 31, 2022:

Allowance for loan losses, December 31, 2021 (audited)	$385,678
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for (recapture of) loan losses	(277,503)
Allowance for loan losses, December 31, 2022 (audited)	$108,175
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for (recapture of) loan losses	(28,689)
Allowance for loan losses, June 30, 2023 (unaudited)	$79,486

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual, corporate, and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CFO loans receivable (Note 3) and certain short-term investments in CFOs under the Company’s cash management services.

As of June 30, 2023, notes payable totaled approximately $88,252,000. Notes issued to investors with respect to the Company’s CFO loans typically mature in 30 to 60 months and earn interest at the rate of 0.5% to 4.0% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CFOs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter. Notes issued to investors in the Company’s depository products earn interest at variable rates and generally have a term of 90 days.

The Company has adopted fair value presentation for payment-dependent notes payable issued under Regulation D effective July 1, 2020. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFO. As of June 30, 2023, the Company has recorded a valuation adjustment for notes subject to this presentation in the amount of $629,961.

As of December 31, 2022, notes payable totaled approximately $99,251,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

F-11

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30, 2023:

Current tax provision
Federal	$-
State	1,600
Total	$1,600

Deferred tax provision (benefit)
Federal	$(414,000)
State	(173,000)
Valuation allowance	587,000
Total	$-
Total provision for income taxes	$1,600

The components of the Company’s deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2023:

Deferred tax asset attributable to:
Net operating loss carryover	$2,589,000
Temporary differences	121,000
Valuation allowance	(2,710,000)
Net deferred tax asset	$-

Based on federal tax returns filed, or to be filed, through June 30, 2023, the Company has available approximately $8,677,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986. Net operating loss carryforwards of approximately $485,000 start to expire in 2036 or 20 years for federal income tax reporting purposes. Under the CARES Act, net operating loss carryforwards of approximately $8,192,000 arising from tax years beginning after 2017 can be carried forward indefinitely. For California state tax reporting purposes, net operating loss carryforwards cannot be used in tax years beginning on or after January 1, 2020, and before January 1, 2023, in accordance with California Assembly Bill 85. The Company’s net operating loss carryforwards will begin to expire in 2039 for state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2023, the Company is authorized to issue 19,139,449 shares of Preferred Stock, each having a par value of $0.00001. The Preferred Stock is convertible to Common Stock at the option of the holder, ranks pari passu with Common Stock with respect to dividends (other than dividends on shares of Common Stock payable in Common Stock) and payments in the event of any voluntary or involuntary dissolution or winding up of the Company. In the event of a Deemed Liquidity Event, as defined in the Company’s Certificate of Incorporation, holders of Preferred Stock shall be entitled to receive preferential payment, before any distribution or payment is made to holders of Common Stock, of an amount defined as the Series Seed Liquidation Amount in the Company’s Certificate of Incorporation. Each holder of Preferred Stock has voting rights equal to the number of shares of Common Stock into which the holder’s Preferred Stock is convertible as of the record date for determining voting eligibility.

As of June 30, 2023 and December 31, 2022, 19,139,449 shares of Preferred Stock were issued and outstanding.

Common Stock

As of June 30, 2023, the Company is authorized to issue 38,000,000 shares of Common Stock, each having a par value of $0.00001. As of June 30, 2023, 6,802,864 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company.

F-12

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan was amended in 2020 and 2022 to increase the number of shares of Common Stock authorized thereunder. The 2018 Equity Incentive Plan, as amended, provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 9,012,207 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan, as amended. The 2018 Equity Incentive Plan, as amended, is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In the six months ended June 30, 2023, the Company granted 473,185 stock options under the 2018 Equity Incentive Plan, as amended, to employees. The granted options had an exercise price of $0.18, expire in ten years from the date of the grant, and vest over four years.

The stock options were valued at a total grant date fair value of $47,319 using the Black-Scholes pricing model as indicated below:

Expected life (range)	4.4-4.8 years
Risk-free interest rate (range)	1.6-3.7%
Expected volatility (range)	68.7-69.3%
Annual dividend yield	0%

Options granted during the six months ended June 20, 2023 had a weighted average grant date fair value of $0.10 per share and vesting period of 48 months.

The expected life of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

No Stock Purchase Warrants were granted in the six months ended June 30, 2023.

At June 30, 2023, Common Stock Purchase Warrants for the purchase of 1,555,000 shares were vested and outstanding. As of June 30, 2023, these warrants have a weighted average exercise price of $0.10 per share and a weighted average remaining life of 7.6 years.

F-13

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the six months ended June 30, 2023 and the year ended December 31, 2022 was as follows:

Shares Available for Grant
Balance at December 31, 2021 (audited)	877,239
Increase in authorized shares	5,650,000
Options granted	(3,441,594)
Options canceled or expired	67,274
Balance at December 31, 2022 (audited)	3,152,919
Options granted	(473,185)
Options canceled or expired	229,123
Balance at June 30, 2023 (unaudited)	2,908,857

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the six months ended June 30, 2023 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2022 (audited)	5,470,898	$0.18	6.4
Granted	473,185	0.18
Exercised	-	-
Canceled or expired	(229,123)	0.15
Balance at June 30, 2023 (unaudited)	5,714,960	$0.18	6.1

At June 30, 2023, options for the purchase of 1,988,532 shares at a weighted average price of $0.17 per share and a weighted average remaining contractual life of approximately 7.2 years were vested and exercisable.

The Company will recognize the remaining value of the options through 2027 as follows:

July 1 through December 31, 2023	$48,381
2024	111,190
2025	96,077
2026	76,110
2027	1,196
$332,954

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

F-14

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2023 through September 26, 2023, the issuance date of these consolidated financial statements. There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-15

ITEM 4. EXHIBITS

Exhibit Number	Description
2.1.1	Certificate of Incorporation.*

2.2	Bylaws.*

3.1	Form of Subscription Agreement.*

4.1	Form of CNote Note.*

15.1	Form of Master Promissory Note.*

15.2	Terms of Use.*

*Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	CNote Group, Inc

Date: September 26, 2023	By: /s/ Catherine Berman

Catherine Berman
President, Chief Executive Officer, Principal Executive Officer and Director

By: /s/ Yuliya Tarasava

Yuliya Tarasava
Chief Operating Officer, Treasurer, Principal Financial and Accounting Officer, Secretary and Director